SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                                 SCHEDULE 13D/A

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.11)
                                 ---------------

                             TRANS WORLD CORPORATION
                       (FORMERLY TRANS WORLD GAMING CORP.)
                                (Name of Issuer)

                           One Penn Plaza, Suite 1503
                          New York, New York 10119-0002

                                  Common Stock
                         (Title of Class of Securities)

                                    893375105
                                 (CUSIP number)*


                                           Copy to:

Christopher P. Baker                       Christopher G. Karras
303 Congress St. Suite 301                 Dechert Price & Rhoads
Boston, Massachusetts  02210               4000 Bell Atlantic Tower
(617) 439-0770                             1717 Arch Street
                                           Philadelphia, Pennsylvania 19103-2793
(Name, address and telephone number of
 Person Authorized to Receive Notices
         and Communications)


                                  May 20, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 893375105


1)       Name of Reporting Person                Christopher P. Baker

         SS. Or I.R.S. Identification
         No. of Above Person                     ###-##-####

2)       Check the Appropriate Box               (a)
         if a Member of a Group                  (b)

3)       SEC Use Only

4)       Source of Funds                         00

5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization    U.S.A.

Number of Shares                                 7)       Sole Voting
Beneficially Owned By Each                                Power       15,160,667
Reporting Person With
                                                 8)       Shared Voting
                                                          Power       0

                                                 9)       Sole Dispositive
                                                          Power       15,160,667

                                                 10)      Shared Dispositive
                                                          Power       0

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                   15,160,667

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                 [X]*

13)      Percent of Class Represented
         by Amount in Row (11)                            29.64%

14)      Type of Reporting Person                            IN

---------------

* Excludes 5,000 shares of Common Stock owned by Mr. Baker's spouse. Mr. Baker disclaims beneficial ownership of such securities.

1)       Name of Reporting Person                         CP Baker LLC

         SS. Or I.R.S. Identification                     04-3323325
         No. of Above Person

2)       Check the Appropriate Box                        (a)
         if a Member of a Group                           (b)

3)       SEC Use Only

4)       Source of Funds                                  00

5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization             Delaware

Number of Shares                                 7)       Sole Voting
Beneficially Owned By Each                                Power       11,048,723
Reporting Person With
                                                 8)       Shared Voting
                                                          Power       0

                                                 9)       Sole Dispositive
                                                          Power       11,048,723

                                                 10)      Shared Dispositive
                                                          Power       0

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                   11,048,723

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares

13)      Percent of Class Represented
         by Amount in Row (11)                            21.66%

14)      Type of Reporting Person                            CO

1)       Name of Reporting Person          Anasazi Partners, Limited Partnership

         SS. Or I.R.S. Identification
         No. of Above Person                              04-3326588

2)       Check the Appropriate Box                        (a)
         if a Member of a Group                           (b)

3)       SEC Use Only

4)       Source of Funds                                  WC

5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization             Massachusetts

Number of Shares                                 7)       Sole Voting
Beneficially Owned By Each                                Power       11,048,723
Reporting Person With
                                                 8)       Shared Voting
                                                          Power       0

                                                 9)       Sole Dispositive
                                                          Power       11,048,723

                                                 10)      Shared Dispositive
                                                          Power       0

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                   11,048,723

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares

13)      Percent of Class Represented
         by Amount in Row (11)                            21.66%

14)      Type of Reporting Person                         PN

                  This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 3, 1998, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on April 3, 1998, Amendment No. 2 thereto filed with the Securities and Exchange Commission on April 10, 1998, Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 14, 1998, Amendment No. 4 thereto filed with the Securities and Exchange Commission on January 12, 1999, Amendment No. 5 thereto filed with the Securities and Exchange Commission on May 5, 1999, Amendment No. 6 thereto filed with the Securities and Exchange Commission on July 28, 1999, Amendment No. 7 thereto filed with the Securities and Exchange Commission on July 20, 2000, Amendment No. 8 thereto filed with the Securities and Exchange Commission on September 12, 2000, Amendment No. 9 thereto filed with the Securities and Exchange Commission on April 26, 2001, Amendment No. 10 thereto filed with the Securities and Exchange Commission on November 1, 2001, on behalf of Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, Anasazi Partners, Limited Partnership, and C.P. Baker Venture Fund I, Limited Partnership. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in such Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On March 15, 2002, Christopher Baker entered into an agreement to convert formerly non-convertible debentures into 10,859,806 shares of common stock, which were then converted into common stock on May 20, 2002. On May 28, 2002, Christopher Baker used his working capital to exercise warrants to acquire 1,400,000 shares of common stock at $0.01 per share. On May 28, 2002, Christopher Baker used his working capital to exercise warrants to acquire 104,675 shares of common stock at $0.01 per share. On July 31, 2002, Christopher Baker used his working capital to make an open market purchase of 27,000 shares of common stock at $0.10 per share. On May 28, 2002, Christopher Baker used his working capital to exercise warrants to acquire 218,862 shares of common stock at $0.01 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a-b) Mr. Baker may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 15,160,677 shares of Common Stock (or 29.64% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)), which includes the following: 2,977,481 shares of Common Stock of which Mr. Baker is the record holder; 10,000 shares of Common Stock of which Baker Ltd. is the record holder; 43,333 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Baker Ltd.; 86,667 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Venture Fund; 994,473 shares of Common Stock held of record by Venture Fund; 416,667 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners; and the 9,965,389 shares of Common Stock held of record by Anasazi Partners.

                  Anasazi Partners may be deemed to be the beneficial owner with sole power to vote and dispose of 11,048,723 shares of Common Stock (or 21.66% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). CP Baker LLC, the general partner of Anasazi Partners, may be deemed to be the beneficial owner with sole power to vote and dispose of the same securities. The 11,048,723 shares of Common Stock include 9,965,389 shares of Common Stock held of record by Anasazi Partners; 416,667 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; and 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 Agreement among Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, C.P. Baker Venture Fund I, Limited Partnership and Anasazi Partners, Limited Partnership regarding the filing of
               Schedule 13D.

                                    Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated    August 14, 2002                         /s/ Christopher P. Baker
                                                 -------------------------------
                                                 CHRISTOPHER P. BAKER
`

                                    Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                 C.P. BAKER & COMPANY, LTD.

Dated    August 14, 2002                         By:  /s/ Christopher P. Baker
                                                    --------------------------
                                                    Name:  Christopher P. Baker
                                                    Title: President

                                    Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                 CP BAKER LLC
Dated:  August 14, 2002                          By: /s/ Christopher P. Baker
                                                    ----------------------------
                                                    Name:  Christopher P. Baker
                                                    Title: President

                                    Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       ANASAZI PARTNERS, LIMITED PARTNERSHIP

                                       By:  CP BAKER LLC, its general partner


Dated:  August 14, 2002                By:  /s/ Christopher P. Baker
                                           ---------------------------
                                           Name:  Christopher P. Baker
                                           Title: President

                                    Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                                 CP BAKER VENTURE FUND I
                                                     LIMITED PARTNERSHIP

                                                 By: C.P. BAKER & COMPANY, LTD.


Dated:  August 14, 2002                          By: /s/ Christopher P. Baker
                                                    ----------------------------
                                                    Name:  Christopher P. Baker
                                                    Title: President

                                  EXHIBIT INDEX

     Exhibit 1 Agreement among Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, C.P. Baker Venture Fund I, Limited Partnership and Anasazi Partners, Limited Partnership regarding the filing of
               Schedule 13D.

                                                                       Exhibit 1

                                    AGREEMENT


                  The undersigned each agree to the filing of a single Schedule 13D with respect to their respective ownership interests in Trans World Corporation.



Dated:  August 14, 2002                          /s/ Christopher P. Baker
                                                 -----------------------------
                                                 CHRISTOPHER P. BAKER



                                                 C.P. BAKER & COMPANY, LTD.
Dated:  August 14, 2002                          By: /s/ Christopher P. Baker
                                                     ---------------------------
                                                     Name:  Christopher P. Baker
                                                     Title: President



                                                 CP BAKER LLC
Dated:  August 14, 2002                          By: /s/ Christopher P. Baker
                                                    ----------------------------
                                                    Name:   Christopher P. Baker
                                                    Title:  President

                                  ANASAZI PARTNERS, LIMITED PARTNERSHIP

                                  By:  C.P. BAKER LLC, its general partner


Dated:  August 14, 2002                By: /s/ Christopher P. Baker
                                          ----------------------------------
                                           Name:    Christopher P. Baker
                                           Title:   President

                                  C.P. BAKER VENTURE FUND I, LIMITED PARTNERSHIP

                                  By:  C.P. BAKER & COMPANY, LTD.


                                  By:  /s/ Christopher P. Baker
                                      -------------------------
                                       Name:  Christopher P. Baker
Dated:  August 14, 2002                Title: President